United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

INTERNAL RULES OF

THE

NOMINATION COMMITTEE

The Board of Directors of Vale S.A. ("Vale" or the "Company"), in exercise of its powers, has approved the Internal Rules of the Nomination Committee ("Committee"), to govern its composition and workings, as well as the relationship between the Committee and the Company's other bodies, under Section II, Chapter IV, of Vale's By-Laws, as follows:

CHAPTER I – MISSION

1.1 The mission of Vale's Nomination Committee is to advise Vale's Board of Directors, including by proposing improvements with regard to the structure, size and composition of this collective body, in addition to recommending the skills, profiles and potential candidates for Director, so that the Company benefit from the plurality of arguments and a quality and safe decision-making process, in compliance with laws, ethics and corporate governance best practices.

CHAPTER II – COMPOSITION AND COMPENSATION

2.1          The Advisory Committee shall be formed by the Board of Directors and composed of three (03) members, subject to the following:

(i)	the majority of members shall be independent and may not be a member of the Board of Directors and other bodies of the Company, according to the requirements set forth in item 2.3 below; and

(ii)	at least one (01) member shall necessarily be the Chairman of Vale's Board of Directors.

2.2	The members of the Committee must have proven experience and technical skills in relation to the matters that are the Committee's responsibility.

2.3	For the purposes of these Internal Rules, the word “independent” has the meaning assigned to it in the Novo Mercado listing segment of B3 S.A. – Brasil Bolsa Balcão.

2.4	All members of the Committee shall comply with the requirements provided for in Article 147 of Law No. 6,404/76.

2.5	The overall and individual amounts and criteria for the compensation of members of the Committee shall be established by Vale's Board of Directors, upon distribution of the overall budget set at the Annual Shareholders' Meeting of the Company, and the reimbursable expenses necessary to perform the role are not included in this amount.

2.6	The members of the Committee shall be reimbursed for travel, food and lodging expenses necessary to perform their duties, in compliance with the internal policies and rules adopted by Vale.

CHAPTER III – TERM OF OFFICE

3.1	The term of office for members of the Committee shall begin as of their nomination by Vale's Board of Directors, and shall continue until (i) the end of the term of office of the members of Vale's Board of Directors, and, in this case, the rule contained in Law 6,404/1976, article 150, paragraph 4, with respect to extending the term of office of directors, shall not apply, or (ii) their removal by the Board of Directors, or resignation, which may occur at any time.

3.2	Upon expiration of the term of management of members of the Committee, they may be reappointed through a new nomination by the Board of Directors.

3.3	The Committee shall have a Coordinator chosen by Vale's Board of Directors, from among the independent and external members referred to in item 2.1(i) above, and, in case of any absences, the Coordinator shall be responsible for appointing his/her replacement from among the other independent and external members and the respective assignment period.

3.3.1	If the Coordinator does not exercise the prerogative referred to above, the other members shall be responsible for appointing, from among the independent and external members attending the meeting, that who shall take the role of Coordinator of the Committee.

3.4	The members of the Committee shall not have alternates.

3.5	Should there be a vacancy or removal of any member of the Committee by the Board of Directors, the Board shall nominate the replacement member to complete the remaining term of office of the replaced member.

CHAPTER IV – RESPONSIBILITIES

4.1	The Nomination Committee shall be responsible for:

(i)	assisting the Board of Directors in the preparation and maintenance of a Vale's Appointment Policy, specifically with regard to the members of the Board of Directors, in line with the applicable legal requirements and the best corporate governance practices;

(ii)	periodically assessing and recommending the adjustment to the best practices of corporate governance regarding the structure, size and composition of the Board of Directors, as well as the balance of experience, knowledge and diversity of profiles, which shall be based on market research and assessments carried out by external consulting firms and institutions;

(iii)	assessing and recommending the desirable profile of a candidate for a member of the Board of Directors who best meets the needs of the Company, according to criteria and guidelines set forth in Vale's Appointment Policy;

(iv)	identifying, selecting and recommending potential candidates for Director, whose names shall be evaluated by the Board of Directors, so that they can be submitted, at the discretion of the Board of Directors, for election at the Company's General Meeting;

(v)	identifying, selecting and recommending to the Board of Directors potential candidates to replace any absence, impediment and vacancy in the positions of Director, in compliance with Vale's By-Laws;

(vi)	preparing and/or updating the Board of Directors' succession plan, to be submitted for approval by the end of each term, so as to maintain a balance of experience, knowledge and diversity of the members' profile;

(vii)	preparing and approving the Committee's work plan; and

(viii)	proposing analysis and evaluation, as well as opining about other topics under its responsibility.

4.2	The members of the Committee shall have access to all information and documents necessary to exercise their responsibilities.

4.3	The Coordinator of the Committee shall be responsible for:

(i)	directing and coordinating the Committee's work, including the preparation of opinions and minutes;

(ii)	preparing the annual calendar of ordinary meetings of the Committee and providing advance notice of such to Vale's Board of Directors and Executive Board, as well as submitting the Committee's work plan to the Board of Directors;

(iii)	setting the agendas and calling the members of the Committee, subject to the provisions of Chapter VI below;

(iv)	coordinating the relationship and the interaction with the Board of Directors concerning the topics under the Committee's responsibility, reporting their advancements during the meetings, upon request of the Chairman of the Board of Directors;

(v)	inviting external participants to the Committee, although without the right to vote, who are external and/or Vale experts, to provide clarifications, observing any matters of conflict of interest;

(vi)	setting an agenda for interactions with the main institutional investors of the Company, so that the Committee is made aware of their expectations related to the composition of the Board of Directors and the best corporate governance practices; and

(vii)	ensuring faithful compliance with these Internal Rules.

CHAPTER V – FUNCTIONING

5.1 The Committee shall be called to order at the ordinary meeting of the Board of Directors, to be held in April of the second year of the unified term of management of two (02) years for the directors and shall remain in place for the period of one (01) year, and the end of the term of its members shall always coincide with the end of the term of management for the members of Vale's Board of Directors.

CHAPTER VI – MEETINGS

6.1	The Committee shall meet, on an ordinary basis, in accordance with the approved calendar and, on an extraordinary basis, whenever necessary, upon providing notice of the meeting five (05) business days in advance.

6.1.1	Notwithstanding the rules for notice set forth in this Chapter, a meeting at which all members of the Committee are present shall be considered valid.

6.2	Providing notice to the Committee shall always be the Coordinator's responsibility, who shall set the agendas for the meetings, in response to requests from the Board of Directors or any member of the Committee.

6.2.1	Notice may be made through the governance portal or by email, containing the agenda of the meeting and supporting materials, if applicable.

6.2.2	After calling the meeting of the Committee, it is forbidden to include a topic on the agenda of the meeting, as well as the inclusion or any change in the respective supporting materials without the prior and express authorization of the Coordinator.

6.3	The Committee's meetings shall be conducted at Vale's headquarters or at a location defined in advance by its members, and the members may participate by teleconference, videoconference or any other means of simultaneous communication that ensures their effective participation in the meeting.

6.4	The Committee's meetings shall begin with the presence of the majority of its members.

6.5	Each meeting of the Committee shall be entered upon the minutes which, after having been read, approved and signed by the members of the Committee attending the meeting, shall be (i) sent to the Board of Directors; and (ii) filed at the Company's registered office.

6.5.1	The opinions on the matters submitted for the analysis of the Committee shall be an integral part of the meeting's minutes or, when sent subsequently, they shall be read, approved and signed by those present at the meeting.

6.5.2	The members of the Committee may record their notes and recommendations concerning the topics covered by the Committee in the meeting minutes and/or in the opinion.

6.6	The members of the Committee may be requested to appear at meetings of the Board of Directors to provide clarification about the opinions they have issued.

6.7	The Committee shall have administrative support from Vale's Corporate Governance Office, which shall be responsible for:

(i)	organizing the infrastructure of the Committee's meetings;

(ii)	supporting the notice of meeting and distribution of the agenda and supporting material for the meetings;

(iii)	acting as secretary for the meetings, preparing the list of those in attendance, assisting in the preparation of opinions and drawing up the respective minutes, collecting the signatures of all participants on such documents, distributing them to the Board of Directors and filing them at the Company's registered office; and

(iv)	supporting the Committee's Coordinator in the relationship and interaction with the Board of Directors, being the main point of contact concerning the topics under the Committee's responsibility.

CHAPTER VII – LIABILITY AND DUTIES

7.1	The members of the Committee undertake to comply with the By-Laws, the Code of Conduct, the Policies on Transactions with Related Parties, Disclosure of Material Fact and Trading of Securities, Anti-Corruption and other applicable internal rules.

7.2	The members of the Committee also undertake not to disclose the data and information to which they may have access by virtue of their position and not to use such information, except for the fulfillment of their duties within the body, and also undertaking not to allow any other person close to or under their responsibility to become aware of or make unauthorized use of this information, ensuring that it is kept strictly confidential.

7.3	The members of the Committee are subject to the same legal duties and liability as the directors, under Law 6,404/1976, article 160, including the duty to inform the Board of Directors of the existence of any conflict of interest, as set forth in Vale's Code of Conduct and Policy on Transactions with Related Parties.

7.4	With respect to conflicts of interest, the members of the Committee shall, without any additional compensation, for a period of six (06) months from the end of their respective contracts, for any reason, refrain from acting as service providers, consultants, employees or under any other form of relation, with persons, companies and/or entities which may constitute a situation of conflict of interest, except with respect to the activities developed before and/or during the exercise of their duties as a member of the Committee, judged by Vale to not be in conflict.

CHAPTER VIII – ASSESSMENT

8.1	The Committee shall conduct a self-assessment of its performance at the end of its work, the result of which shall be sent to the Board of Directors for its awareness.

8.1.1	The Coordinator shall be responsible for coordinating the self-assessment process and for sending the respective result to the Board of Directors for its awareness.

CHAPTER IX – AMENDMENT TO THE RULES

9.1 Any member of the Committee may suggest a discussion and amendment to these Internal Rules, at any time, upon verification of the need for their adjustment. Such proposal for amendment shall be sent to the People and Governance Committee for further consideration by the Board of Directors, for its approval.

****

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: July 31, 2020		Head of Investor Relations